Michael A. Littman

Attorney at Law

7609 Ralston Road

Arvada, CO  80002

(303) 422-8127   * (303) 431-1567   Fax

malattyco@aol.com

January 6, 2014

VIA EDGAR and EMAIL

Securities and Exchange Commission

Division of Corporation Finance

Attn:  Ms. Dana Hertz

Washington, D.C.  20549

Re:       Global Green, Inc.

            Form 10-K for the fiscal year ended December 31, 2012

            Filed April 9, 2013 and amended on May 13, 2013

            File No. 333-174853

Dear Ms. Hertz:

We are in receipt of your correspondence dated, December 18, 2013.  In connection your comments as to the Form 10-K for the fiscal year ended December 31, 2012, we have filed Amendment No. 2.  The following are the responses to the comments in your letter to Global Green, Inc., dated December 18, 2013:

Form 10K/A for the Fiscal Year Ended December 31, 2012

Item 9A. Controls and Procedures

Disclosures Controls and Procedures, page 32

  Please revise your disclosure to state your principal executive and principal financial officer’s conclusion about the effectiveness (i.e. effective of not effective) of your disclosure controls and procedures as of the end of the period covered by your report.

We have clarified our Item 9A disclosures to specify that our Chief Executive Officer/Chief Financial Officer’s conclusions as to the effectiveness.

We hope this filing satisfies your comments.  If you have any further requirements, please let me know.

                                                                        Sincerely,

                                                                        /s/ Michael A. Littman

                                                                        Michael A. Littman

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